================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)

                            CENTERPOINT ENERGY, INC.
                       (Name of Subject Company (issuer))

                            CENTERPOINT ENERGY, INC.
       (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    2.875% CONVERTIBLE SENIOR NOTES DUE 2024
                         (Title of Class of Securities)

                                   15189T AK 3
                                   15189T AL 1
                      (CUSIP Number of Class of Securities)

                              RUFUS S. SCOTT, ESQ.
    VICE PRESIDENT, DEPUTY GENERAL COUNSEL AND ASSISTANT CORPORATE SECRETARY
                            CENTERPOINT ENERGY, INC.
                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-1111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                            GERALD M. SPEDALE, ESQ.
                               BAKER BOTTS L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
           [ ]       third-party tender offer subject to Rule 14d-1.
           [X]       issuer tender offer subject to Rule 13e-4.
           [ ]       going-private transaction subject to Rule 13e-3.
           [ ]       amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on December 14, 2006, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on December 21, 2006, and Amendment No. 2 to the Schedule TO, filed with the SEC on January 12, 2007, by CenterPoint Energy, Inc. (the "Company") relating to the Company's offer to purchase its 2.875% Convertible Senior Notes due 2024 that were issued by the Company (the "Notes"), upon the terms and conditions set forth in the Indenture dated as of May 19, 2003 (the "Original Indenture") by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee, as amended and supplemented by Supplemental Indenture No. 4 dated as of December 17, 2003 ("Supplemental Indenture No. 4") and Supplemental Indenture No. 5 dated as of December 13, 2004 ("Supplemental Indenture No. 5") (such Original Indenture, as amended and supplemented by Supplemental Indenture No. 4 and Supplemental Indenture No. 5, the "Indenture"), the Company Notice dated December 14, 2006 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials").

         This Amendment No. 3 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEMS 1, 4, 8 AND 11.

         Items 1, 4, 8 and 11 of the Schedule TO, are hereby amended and supplemented as follows:

         The holders' right to surrender the Notes for repurchase (the "Offer") expired at 12:00 Midnight, New York City time, on Friday, January 12, 2007. The Company has been advised by The Bank of New York, National Association, the Paying Agent, that no Notes were tendered pursuant to the terms of the Offer and not withdrawn. After the expiration of the Offer, $255 million aggregate principal amount of Notes remains outstanding.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2007

                               CENTERPOINT ENERGY, INC.


                               By:  /s/ James S. Brian
                                  --------------------------------------------
                                    James S. Brian
                                    Senior Vice President and Chief Accounting
                                     Officer



                                       2